December 15, 2022

VIA EDGAR

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:

DSS AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Mr. Ellington:

In a telephone conversation on December 5, 2022, you provided comments primarily related to the June 30, 2022, annual report for the funds that compose DSS AmericaFirst Quantitative Funds (the "Registrant") (DSS AmericaFirst Defensive Growth Fund "Defensive"; DSS AmericaFirst Large Cap Share Buyback Fund "Buyback"; DSS AmericaFirst Monthly Risk-On Risk-Off Fund "RORO"; and DSS AmericaFirst Income Fund "Income").  Please find below a summary of your comments and the Registrant's response, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.  The accrued liabilities for Defensive and Buyback appear to be significant at 82.5% and 77.4% of total liabilities, respectively, for each Fund.  Please confirm that all material liabilities have been disclosed in accordance with Article 6-04(10) of Reg S-X (17 CFR 210.6-04(1) (Balance Sheets, Accounts payable and accrued liabilities)).  (Specifically, 10. Accounts payable and accrued liabilities. State separately amounts payable for: (a) Other purchases of securities; (b) capital shares redeemed; (c) dividends or other distributions on capital shares; and (d) others. State separately the amount of any other liabilities which are material.)

Response:  The Registrant undertakes to state separately the amount of any other liabilities which are material (e.g. accrued audit fees).

Comment 2.  Please assure that Prospectus, Statement of Additional Information, Semi-Annual Report, and Annual Report descriptions of the potential recoupment aspect of the expense limitation are consistent.  For example, they should all recite that "fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits and any expense limits in place at the time of the recoupment."

Response:  The Registrant undertakes to assure consistency of these disclosures across the Prospectuses, Statement of Additional Information, Semi-Annual Report, and Annual Report for the Funds.

Comment 3.  It appears that Class U shares of the RORO Fund recouped previously waived expenses during the most recent fiscal year.  Please assure that such recoupments are disclosed in the notes to the financial statements and by Fund and share class.

Response:  The Registrant undertakes to assure such by Fund and share class disclosures are made.

Comment 4.  The Buyback Fund appears to have operated as a diversified fund for three years, although it describes itself as a non-diversified fund.  As such, please assure that the Fund will seek shareholder approval to begin operating as a non-diversified fund.  Please see Section 13(a)(1) of the Investment Company Act of 1940 and Rule 13a-1 for guidance on shareholder voting on this issue.

Response:  The Registrant undertakes to do so.

Comment 5.  In the description of trustees and officers in Form N-CSR, please assure that an address is included for each trustee and each officer.

Response:  The Registrant undertakes to include an address for each trustee and each officer.

Comment 6.  It appears that Item 11(b) of Form N-CSR refers to the second fiscal quarter, when such disclosure should recite the "during the period covered by this report" as per Item 11(b).  Please assure future form N-CSR filings conform to the command of Item 11(b) of the Form.

Response:  The Registrant undertakes to assure that such future Item 11(b) disclosures are correct.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Sincerely,

Parker Bridgeport